Exhibit 17.1

Ryan Costello

Chairman

Mawson Infrastructure Group, Inc.

July 17, 2025

Dear Chairman Costello,

I am writing in reference to the Form 8-K filed by Mawson Infrastructure Group, Inc. (the “Company”) on July 14, 2025.

I respectfully and vigorously disagree with the contention and characterizations in the Form 8-K that Mawson filed, and, as you know, I have informed the board of the reasons for my disagreement. Because the matter is currently the subject of litigation, I will not comment further at this time. I am confident that stakeholders will be able to make informed judgments as additional information becomes available through appropriate channels.

I would also like to reaffirm the Company’s previously disclosed assessments of performance under my leadership as CEO and President. For example, in its March 7, 2025 public filing, the Company described me as a “high-performing CEO and President.”

On April 21, 2025, the Company publicly highlighted numerous strategic, operational, and financial milestones achieved during my tenure, including:

•	136% year-over-year growth in digital colocation revenue

•	35% year-over-year growth in gross profit

•	36% overall revenue growth year-over-year

•	Reduction in SG&A expenses compared to the prior year

•	Significant customer growth and overall business expansion

•	Expansion funded entirely through operational cash flow

•	Thought leadership and enhanced strategic, operational, and technological capabilities

These FY 2024 results, as publicly reported, reflect the performance achieved under my leadership. Moreover, in Q1 2025, the Company under my tenure continued to achieve significant growth with digital colocation revenue increasing 27% year-on-year and Q1 2025 energy management revenue increasing 24% year-on-year.

In closing, I would like to express my deep gratitude and thanks to the entire organization — our employees, customers, partners, and stakeholders — for their contributions and tremendous continued support. I am so proud of all that we have accomplished together, and wish the Company the very best for the future.

Warmest regards,

/s/ Rahul Mewawalla

Rahul Mewawalla